                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                     RESOURCE RECYCLING TECHNOLOGIES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $1.00 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  760930-10-7
        _______________________________________________________________
                                (CUSIP Number)

                              Lawrence J. Schorr
                                200 Plaza Drive
                            Vestal, New York 13850
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 28, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 760930-10-7                                     PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lawrence J. Schorr
      S.S. No. ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------

                       AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP NO. 760930-10-7                                         Page 3 of 4 Pages


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $1.00 par value, of Resource Recycling Technologies, Inc.

ITEM 2.  IDENTITY AND BACKGROUND

     There are no changes to the response to this Item from the Schedule 13D filed by Mr. Schorr on April 26, 1995.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Amendment No. 1 to Schedule 13D reports the settlement of certain stock options to purchase shares of the Issuer's Common Stock previously granted to Lawrence J. Schorr. No funds or other consideration were utilized by Mr. Schorr in connection with this transaction.

ITEM 4.  PURPOSE OF TRANSACTION

     This Amendment No. 1 to Schedule 13D reports the settlement of certain stock options to purchase shares of the Issuer's Common Stock previously granted to Lawrence J. Schorr. There are no other changes to the response to this Item from the Schedule 13D filed by Mr. Schorr on April 26, 1995.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As of the close of business on April 28, 1995, Lawrence J. Schorr, owns no shares and holds no options to purchase shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to an Agreement and Plan of Merger dated as of March 17, 1995 (the "Merger Agreement") among the Issuer, Waste Management, Inc. and WMI Acquisition Sub, Inc. ("WMI Acquisition"), immediately following the merger of WMI Acquisition into the Issuer on April 28, 1995, in full settlement thereof, each holder of a stock option to purchase the Issuer's Common Stock, including Mr. Schorr, received a cash payment equal to the excess of $11.50 over the per share exercise price of the stock option, multiplied by the number of shares of the Issuer's Common Stock for which such stock option was exercisable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                       AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP NO. 760930-10-7                                         Page 4 of 4 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 28, 1995



                                          /s/ LAWRENCE J. SCHORR
                                          ------------------------------
                                          LAWRENCE J. SCHORR